4700 Homewood Court, Suite 100, Raleigh, NC 27609 USA

June 15, 2017

FILED ON EDGAR

Pamela A. Long

Assistant Director, Office of

Manufacturing and Construction

United States Securities and

Exchange Commission

Mail Stop 4631

Washington, DC 20549

Re:          ATI Modular Technology Corporation

Amendment No. 8 to Registration Statement on Form 10-12G

Filed April 14, 2017

File N. 000-55699

Form 10-K for Fiscal Year Ended December 21, 2016

File No. 000-55699

Dear Ms. Long:

This letter is in response to the Commissions’ April 28, 2017 comment letter regarding Amendment No. 8 to the Registration Statement on Form 10-12G submitted by ATI Modular Technology Corporation (the “Company”). The Company’s legal counsel, Anthony R. Paesano of Paesano Akkashian Apkarian, P.C., has been copied in on this correspondence, so feel free to contact him with any questions, and of course, please feel free to continue to correspond directly with me.

As a preliminary matter, the Company would like to notify the Commission that it has made revisions to its Form 10 regarding certain disclosures of “felony convictions.” In the Commission’s comment letter dated December 13, 2016, the Commission requested that the Company “clarify that the eleven counts of fraudulent misappropriation by a fiduciary [against Alton Perkins] resulted in felony convictions.” Subsequent to this comment letter, the Company amended its Form 10 to reflect that the same. However, Mr. Perkins pled “nolo contendere” to the eleven counts of fraudulent misappropriation by a fiduciary. Additional research performed by the Company found that, under Maryland law, pleas of “nolo contendere” are not considered convictions. See, e.g., McCall v. State, 263 A.2d 19, 22 (Md. App. 1969); see also Hubbard v. State, 544 A.2d 346, 352 (Md. App. 1988). As a result, the disclosure that the pleas of nolo contendere resulted in “convictions” is not accurate and has been removed.

Amendment 8 to Registration Statement on Form 10-12G filed April 14, 2017

General

1.	We note that you did not file on EDGAR a redlined copy of your Form 10 with all changes effected by the amendment clearly marked. In future amendments, please file a copy of the amendment, which clearly and precisely marks all changes. See Item 310 of Regulation S-T.

Response: The Company has noted this error and will produce a redlined copy of any further amendments to its Form 10 pursuant to Item 310 of Regulation S-T.

Investment and Cooperation Agreement for ATI Modular Green Building Manufacturing Project (Jiangnan), page 7

2.	We note your disclosure elsewhere that the definitive agreement with Jiangnan Industry Zone entered into on December 28, 2016 supersedes the investment and cooperation agreement with the Jiangnan Industry Zone. Please revise to describe the material terms of all agreements with this party and file them as exhibits.

Response: The Company will revise its disclosure regarding its definitive agreement with Jiangnan as follows:

“Investment and Cooperation Agreement for ATI Modular Green Building Manufacturing Project (Jiangnan)

On September 8, 2016, the Company entered into the Investment and Cooperation Agreement for ATI Modular Green Building Manufacturing Project (“Jiangnan Agreement”) with the Jiangnan Industry Zone in Anhui Province (“Jiangnan”). Under the Jiangnan Agreement, the Company agreed, among other things, to manufacture and install modular buildings, and provide research into the development of green building module manufacturing. The Jiangnan Agreement was not a definitive agreement. Rather, it memorialized the parties’ future intent as to the subject matter therein.

On December 28, 2016, the Company and Jiangnan entered into the American ATI Modular Technology Company Project Investment Agreement (the “Investment Agreement”), which superseded the Jiangnan Agreement. Under the Investment Agreement, Jiangnan and the Company agreed to the construction of the Company’s green, modular building and related technology under the project name “Modular Plant Production Base.” The Investment Agreement calls for the Company will rent buildings, factories and rental houses from Jiangnan, or its related-party - Jiangnan Construction & Development Co., Ltd. (“Jiangnan Construction”), with a total acreage of approximately 244,776 square meters (approximately 2,634,747 square feet) for purposes of advancing the Company’s modular construction, technology and research, and with a chosen location within this area for the Company’s global company offices. The Company will retain its offices in the United States. In the event the Company does not occupy the rented facilities in one-year, Jiangnan may place other tenants in the buildings for unrelated projects. The rental rate is as follows per square meter, per month: (a) 9 Chinese Yuan (approximately $1.29 USD) for single-storied factory buildings, (b) 7 Chinese Yuan (approximately $1.01 USD) for multi-storied factory buildings, (c) 6 Chinese Yuan (approximately $.86 USD) for two-storied buildings, (d) 5 Chinese Yuan (approximately $.75 USD) for three-storied buildings and public rental, and (e) 10 Chinese Yuan (approximately $1.38 USD) for commercial housing. The first twenty-seven months is rent free.

The initial deposit of 330,000 Chinese Yuan (approximately $48,000 USD) is due upon the Company’s registration as a foreign entity with the Chinese government. This amount may be applied to the Company’s rental obligations. The Company has agreed to further capitalize the operation with 396,000,000 Chinese Yuan (approximately $57,000,000 USD) with 79,200,000 Chinese Yuan (approximately $11,000,000 USD) by December 31, 2017.

The capitalization under the Investment Agreement is, in part, the Company’s responsibility. However, the Company and Jiangnan have agreed to certain provisions to mitigate against financing risks, including, but not limited to: (a) access upon request by the Company to local bank loans in the Anhui Province and United States Exim Bank, (b) equity fund insertion up to $3,000,000 USD, and (c) contribution by Jiangnan up to $2,900,000 upon meeting conditions in the Investment Agreement.

The Company’s majority and controlling shareholder, ATI, has no financial obligations under the Investment Agreement. However, ATI’s director, officer and control person by virtue of his beneficial ownership of more than 51% of the issued and outstanding shares of common stock is Alton Perkins. Mr. Perkins is also the beneficial owner of the controlling interest in the Company by virtue of his ownership in ATI, and he is the Company’s sole director and officer. As a result, Mr. Perkins might elect to vote ATI’s shares, or exercise his rights as the sole member of the Board of Directors of ATI, to loan funds from AmericaTowne to the Company to satisfy the capital requirements under the Investment Agreement. If this occurred, the loaned funds would become a related-party debt to the Company. There are no current plans or intentions by Mr. Perkins to facilitate such a loan.”

Sales and Support Services Agreement (Yilaime Corporation), page 8

3.	Please update amounts paid by Yilaime and accounts receivable outstanding under Sales and Support Services Agreement.

Response: The Company will update its disclosure to include the following: “As of this filing, Yilaime has paid $117,247 toward its quarterly payments, leaving an accounts receivable of $632,753.”

Management’s Discussion and Analysis, page 12

4.	Please revise your Management’s Discussion and Analysis to cover the periods presented in your financial statements. Please also revise in an amendment to your Form 10-K for the transition period ended December 31, 2016.

Response: We have noted your comments and will revise Management’s Discussion and Analysis to cover the periods. We will amend our 10K to include such an amendment.

Item 10. Recent Sales of Unregistered Securities, page 26

5.	Please update Recent Sales of Unregistered Securities and disclose the total number of common shares outstanding as of the most recent practicable date. Refer to Item 701 of Regulation S-K.

Response: The Company has reviewed Item 701 of Regulation S-K (17 CFR § 229.701), but did not find any requirement to identify the total number of common shares outstanding as of the most recent practicable date. Regardless, to address this comment, the Company will voluntarily add the following disclosure to Item 10: “As of the most recent practicable date, there are 126,740,708 shares of common stock issued and outstanding.”

Report of Independent Registration Public Accounting Firm, page 31

6.	The current auditors’ report only refers to the balance sheet as of December 31, 2016, and the related statement of operations, stockholders’ equity, and cash flows for each of the six months ended December 31, 2016. Please provide and auditors’ report pursuant to Rule 2-02 of Regulation S-X which refers to each period for which audited financial statements are required to be provided. Please also revise in an amendment to your Form 10-K for the transition period ended December 31, 2016.

Response: We have noted your comments and will include the appropriate auditors’ report pursuant to Rule 2-02 of Regulation S-X for this filing, as well as in an amendment to our Form 10-K for the transition period ended December 31, 2016.

Statement of Cash Flows, page 35

7.	Please provide your statement of cash flows for the year ended June 30, 2016. Please also revise in an amendment to your Form 10-K for the transition period ended December 31, 2016.

Response: We have reviewed your comment and find that the Company’s June 30, 2016 cash flows were presented in the Form 10, as well as our transition report on Form 10-K. The Company will also disclose its cash flows for the year ended June 30, 2015 in its Amendments to this Form 10, as well as its Form 10-K/A.

Notes to the Financial Statement

General

8.	Please provide complete footnote disclosures for each period presented. Please also revise in an amendment to your Form 10-K for the transition period ended December 31, 2016.

Response: We have noted your comments and will revise and update the footnote disclosures for each period presented in the financials in both this Registration Statement and the Company’s amended annual report on Form 10-K/A.

Note 7. Related Parties Transactions, page 43

9.	We note your response to comment 2 of our letter dated February 9, 2017. Please revise your statements of operations to clearly disclose that fact that your current revenues are from your related parties. Please also disclose the amounts of costs incurred to provide services to these parties. Please also clearly disclose in MD&A as part of your revenues discussion that all of the revenues recorded since inception are related to service agreements with related parties as well as specifically disclose the nature of the relationship between you and the related parties. Please also revise in an amendment to your Form 10-K for the transition period ended December 31, 2016.

Response: We have noted your comments and will clarify that all revenues are from related parties in the notes to financial statements and MD&A in both the Form 10 and 10-K/A.

10.	We note your response to comment 3 of our letter dated February 9, 2017. In your role as a customer, your receive consideration from your vendor, Yilaime, in exchange for you granting the exclusive and sole right for Yilaime to provide services to you. At the time Yilaime provides services to you, you will be obligated to pay Yilaime 10% of the business they refer to you. ASC 605-50-45-12 indicates that the cash consideration received by your as a customer is presumed to be reduction of the prices you are being charged as a customer and therefore should be deferred and recognized as a reduction to costs of providing services. We also note that Example 5 of the implementation of the implementation guidance and illustrations to ASC 605-50-45 address exclusivity arrangements under this guidance. Refer to ASC 605-50-55-23 through 55-25.

Response: The fee paid by Yilaime to ATI Modular is not directly related to the services Yilaime offers to ATI Modular. Yilaime pays ATI Modular each quarter what amounts to a royalty fee for the right to work on ATI Modular's platform.

Pushdown Accounting and Goodwill, page 45

11.	We note your response to comments 4 through 6 of your letter dated February 9, 2017. We note the information you provided regarding your company and, more importantly, the fact that you have identified yourself as a shell company. We also note that the transaction for which you recognized goodwill related to the sale of 86% of your common stock. Given the fact that a shell company does not meet the definition of a business, you should not account for this transaction as a business combination. Refer to ASC 805-20-15-4.

Response: We have reviewed your comment, as well as ASC 805-20-15-4. We are in agreement with the Commission’s comment and have altered our financials and notes to financial statements to remove these disclosures.

Note 6. Stock-Based Compensation, page 42

12.	With reference to ASC 718, please tell us supplementally and disclose how you determined the appropriate fair value that should be used to measure the compensation cost for the 10 million shares of common stock granted to your Chief Executive Officer on July 1, 2016. In this regard, we note the high and low bid information for your common shares provided on page 25 as well as that your Chief Executive Officer purchased shares of your common stock on the open market at the average per share price of $1.91 and $.89 between June 13, 2016 and September 13, 2016.

Response: The fair value cost of the shares were set at the time of acquisition and the Chief Executive Officer (“CEO”) agreed to serve in that capacity. At that time the average market value for the prior year high value was .14 and low was .10. It is not uncommon for the CEO to purchase shares of the stock in which he is the CEO even if the shares are not traded on a market and are not associated with any liquidity event. Further the CEO makes it a point to set his income at $1 to preserve cash in the Company at the early stages so that it can grow. The shares issued to the CEO under represents what is fair. Without the CEO employment at the level indicated the company would not have the opportunity to be engaged in the agreements previously mentioned nor be in any position to return value to shareholders.

Form 10-K for the Period Ended December 31, 2016

Cover Page

13.	Please mark the box signifying that your Form 10-K is a transition report or tell us why you do believe it is appropriate to do so.

Response: The Company will revise its Form 10-K to signify that it is a transition report. On or about November 10, 2016 pursuant to the Company’s Bylaws, the Board of Directors resolved to amend the Articles of Incorporation to amend the fiscal year end to December 31. Amendments to the Company’s Articles of Incorporations changing the fiscal year were filed with the State of Nevada on November 17, 2016 and were effective the same day. As a result, the Company believes that the change in its fiscal year from June 30 to December 31 requires the presently filed 10-K to be a transition report.

 Revenues, page 17

14.	You indicate that in fiscal year 2016 AmericaTowne paid Company $375,000 and Yilaime paid the Company $500,000. Based on your statement of cash flows, it does not appear that these amounts were fully paid. Please revise your disclosures accordingly.

Response: The Company has reviewed its 10-K filing and noted discrepancies in the accounting numbers due to clerical errors. As a preliminary matter, the $375,000 cited is incorrect and should be $250,000. This will be amended in the Company’s 10-K/A to state the following:

“Pursuant to the Company's Service Agreements, AmericaTowne recognized $250,000 and $500,000 with AmericaTowne and Yilaime, respectively for the six months ended December 31, 2016. For the six months ended December 31, 2016, the Company incurred cost of revenues of $175,613. The cost of revenues stems from the agreement between Yilaime and the Company whereby Yilaime acts as the Company’s exclusive representative. For six months ended December 31, 2015, there was no cost of revenues.

We can make no assurances that we will find commercial success in any of our revenue producing contracts. We are a new company and thus have very limited experience in sales expectations and forecasting. We also have not fully discovered any seasonality to our business as we began operations in the first quarter of 2017.”

Additionally, not all of the $750,000 revenue recognized for the six months ending December 31, 2016 was fully paid as of December 31, 2016. As of December 31, 2016, $80,350 of the $500,000 in revenue from Yilaime was paid, leaving $419,650 as Accounts Receivable. Similarly, the Company received $186,750 of the $250,000 in revenue from AmericaTowne, leaving $63,250 as Accounts Receivable.

Item 15, Exhibits, Financial Statement Schedules, page 32

15.	Please provide the filing dates corresponding to all instruments currently in effect for all exhibits incorporated by reference. See Item 601(b)(3) of Regulation S-K.

Response: The Company notes this comment and will revise its transition report on Form 10-K to include appropriate filing dates pursuant to Item 601(b)(3) of Regulation S-K.

16.	Please file as exhibits all agreements representing material contracts, such as all cooperative and investment agreements, sales and support agreements and employment agreements, required by Item 601(b)(10) of Regulation S-K.

Response: The Company notes this comment and will revise its transition report on Form 10-K to include or incorporate by reference all cooperative and investment agreements, sales and support agreements and employment agreements, required by Item 601(b)(10) of Regulation S-K.

Very truly yours,

ATI Modular Technology Corporation

Alton Perkins

Alton Perkins

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